Filed Pursuant to Rule 433

Registration Statement No. 333-264388

March 10, 2023

Interview with Scott Acheychek, CEO, REX Shares

What’s the Fund?

Question 1: What are the products we are going to discuss today? (Names and tickers)

Thanks so much for having me here today. I am excited to talk about two new exchange-traded notes. The MicroSectors Gold 3X Leveraged & MicroSectors Gold -3X Inverse Leveraged ETNs. SHNY is the ticker for the leveraged long ETNs, and DULL is the ticker for the inverse leveraged ETNs.

Question 2: Tell me about these ETNs and the reference asset.

We focus on creating trading products for sophisticated investors. As such, we are excited to bring 3x leveraged trading products linked to an ETF that invests in gold bullion to the market. SHNY and DULL are not buy and hold products, they are designed for sophisticated investors looking to express a short-term bullish or bearish view on the price of gold bullion. Both ETNs are linked to SPDR® Gold Shares; currently, the largest gold ETF in the market.

We believe SHNY and DULL complement our existing MicroSectors lineup well. We now offer 3X leveraged long and -3X inverse leveraged exposure to the price of gold bullion, in addition to gold miner stocks through the GDXU and GDXD ETNs.

Question 3: Where do I find more information?

To learn about SHNY, DULL or any of our other leveraged or inverse leveraged trading products, please go to microsectors.com

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Bank of Montreal, the issuer of the SHNY and DULL ETNs (“Bank of Montreal” or the “Issuer”), has filed a registration statement (including a pricing supplement, a prospectus supplement and prospectus with the Securities and Exchange Commission (the “SEC”) for each of the offerings to which this presentation relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged and leveraged inverse ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.

The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged as to these ETNs.

Please see the “Risk Factors” section in the applicable pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.